SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

CORPORATE REORGANIZATION

TIM PARTICIPAÇÕES SA (“Company” or “TPAR”) (B3: TIMP3; NYSE: TSU) and its wholly owned subsidiary TIM SA (“TSA” and, together with TPAR, “Companies”), jointly called “TIM” , in compliance with art. 157 of Law No. 6,404 / 76, to the provisions of CVM Instruction No. 358/02 and to the provisions of CVM Instruction No. 565/15, comes together to inform its shareholders, the market in general and other interested parties as follows:

The Board of Directors of TPAR and TSA, at meetings held on this date, approved the submission to the extraordinary general meeting of each company, to be held on August 31, 2020, of the proposal for the merger of TPAR into TSA ("Merger" ), and, after the Merger, the latter will become a company listed on the special listing segment Novo Mercado of B3 SA - Brazil, Bolsa, Balcão (“B3”) and with American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange - New York Stock Exchange (“NYSE”).

TIM points out that the result of this merger will not impact its minority shareholders, given that TSA will remain with the same management structure and best corporate governance practices, as well as bringing significant gains in operational and financial efficiency.

In compliance with CVM Instruction 565/15, TIM presents below the information required in Attachment 3 to said Instruction.

1.	Identification of the companies involved in the operation and a brief description of the activities performed by them:

Will be involved in the Merger:

(i)	Incorporated - TIM Participações S.A. (“TPAR”): non-operating holding company; and

(ii)	Incorporator - TIM SA (“TSA”): operating company, 100% controlled by TPAR, operator of the telecommunications sector that offers mobile voice and data services, broadband Internet access, value added services and other services and telecommunications products.

2.	Description and purpose of the operation:

The operation consists of incorporation of TPAR by TSA, which, subject to the terms and conditions described in the Merger Protocol and Justification (including the implementation of the suspensive conditions described therein), will result in the extinction of TPAR with version of all its assets to TSA, as universal successor to all its assets, rights and obligations, without any continuity solution.

The intended Merger aims to provide greater efficiency and simplification of the TIM Group's organizational structure, through the integration of administrative and financial units, allowing the concentration and reduction of operating costs and other expenses, such as expenses with auditing, external consultants and control structures and approval levels, as well as the optimization of the tax burden.

3.	Main benefits, costs and risks of the operation:

In addition to the synergies and administrative and managerial optimizations that will be provided, the implementation of the corporate reorganization will also bring: (i) the optimization of the tax burden, in relation to PIS and COFINS, since there will no longer be double taxation that, currently , falls on the flow of Interest on Equity payments between the TIM Group companies, and there is now a single distribution stage, in which the referred amounts will be paid directly by TIM SA in favor of TIM Brasil; and (ii) reduction of IRPJ and CSLL due, due to corporate expenses currently incurred by TIM Participações that will be consolidated in TSA.

The merger will also provide the TIM Group with numerous non-tax benefits, such as: (i) centralization and optimization of accounting, tax, financial, commercial and human resources activities; (ii) consolidation of contracts for the provision of external audit and consulting services; (iii) reduction in compliance expenses, resulting from the elaboration of accessory obligations required by law and the maintenance of regular commercial bookkeeping; and (iv) simplification of administrative activities (preparation of management reports, unification of payment processes to suppliers, availability management, board meetings, etc.).

The costs to operate the corporate reorganization, totaling approximately R$ 12.1 million, are related to legal, accounting and tax advisory fees; expenses arising from the listing process on B3 and the New York Securties Exchange - NYSE; and contractual expenses (financial and lease contracts).

As it is the incorporation of the parent company (TPAR) by its wholly-owned subsidiary (TSA), the incorporations do not imply additional risks to the operations of the parent, its shareholders or other stakeholders.

4.	Stock exchange ratio:

The ratio of replacement of TPAR shares by TSA shares will be in the proportion of 1:1.

5.	Criterion for fixing the replacement ratio:

The Exchange Ratio was determined based on the premise that, since TPAR is the sole shareholder of TSA, once the Merger is implemented, the current shareholders of TPAR should now hold in TSA the same number of shares and the same shareholding that they are now holders of TPAR, without their rights being negatively affected by the Merger.

The new shares to be issued by TSA will grant their holders the same rights that were granted by TPAR shares.

6.	Main assets and liabilities that will form each portion of equity, in the event of a spin-off:

There will be no split.

7.	Whether the operation has been or will be submitted for approval by Brazilian or foreign authorities:

The Merger is not subject to prior approval by Brazilian or foreign authorities.

8.	In operations involving parent companies, subsidiaries or companies under common control, the share replacement ratio calculated in accordance with art. 264 of Law No. 6,404, of 1976:

In compliance with the provisions of Art. 264, Paragraph 3, of Law 6,404 / 76, the replacement ratio calculated based on the comparison of the Companies' net equity at market price is 0.176 (zero point one, seven, six) shares issued by TSA for each 1 (one) share issued by TPAR.

Bearing in mind that TSA is a wholly-owned subsidiary of the Company, the substitution ratio adopted in the Merger, whatever it may be, would result in the same economic and political effect for TPAR's shareholders, making it impossible to speak of a more or less exchange relationship. less advantageous. Without prejudice, the Replacement Ratio proposed to TPAR's shareholders, as per item 4 above, gives TPAR's shareholders a greater number of TSA shares than would be attributed to them based on a comparison of TPAR's and PT's shareholders' equity. TSA at market prices.

Therefore, pursuant to Paragraph 3 of Article 264 of Law 6,404 / 76, shareholders dissenting from the deliberation of the Extraordinary General Meeting of TPAR that approves the Merger proposal will not have the option to exercise the right to withdraw based on the equity value equity at market prices of its shares, being entitled only to the reimbursement of its shares at the book value of TPAR.

9.	Applicability of the right of withdrawal and refund amount:

Depending on the provisions of Article 137 of Law 6,404/76, the possibility of exercising the right of withdrawal of the Company's shareholders who (i) dissent or abstain from the resolution, or who do not attend the Extraordinary General Meeting, and ( ii) expressly express their intention to exercise the right of withdrawal, in due time, considering that the shares issued by TPAR do not fall under the exception provided for in item II of said legal provision. The reimbursement related to the withdrawal right will only be due to the shareholders of TPAR who, evidently, were holders of the shares on the date of disclosure of the relevant fact informing about the Merger, including the trading operations on the exchange on this day, inclusive. The withdrawal right cannot be exercised in relation to the shares acquired after that date, including, pursuant to paragraph 1 of Article 137 of Law No. 6,404/76.

The shareholder must expressly express his intention to exercise the right of withdrawal within 30 (thirty) days from the publication of the minutes of the Extraordinary General Meeting of the Company that approves the Merger (“Withdrawal Period”). It being true that, in order to exercise the right of withdrawal, the shareholders must necessarily exercise the right of withdrawal with respect to all common shares held by them at the close of the trading session on July 29, 2020.

Pursuant to Article 45 of Law 6,404/76 and Article 10, sole paragraph, of TPAR's Bylaws, shareholders who exercise their right to withdraw will be entitled to a refund of their shares for the amount of R$ 9.33 (nine reais and thirty-three cents) per share, corresponding to the book value of TPAR shares in accordance with the financial statements that served as the basis for the preparation of the Accounting Appraisal Report.

The Merger will not grant TSA shareholders a withdrawal right.

10.	Other relevant information:

The Merger will imply the need for TSA to adhere to B3's special corporate governance segment called Novo Mercado, pursuant to Article 46 of the Novo Mercado Rules. To this end, TPAR, as the sole shareholder of TSA, approved, at the TSA Extraordinary Shareholders' Meeting held on the present date, the listing of TSA on the Novo Mercado, with such listing conditioned on the effectiveness of the Merger.

The Merger will not imply any other changes to TSA's Bylaws, except for the change in its share capital and number of shares issued by it, since TPAR, as the sole shareholder of TSA, approved, at the Extraordinary General Meeting of TSA carried out on this date, an amendment and consolidation of TSA's Bylaws, so that it now substantially reflects the same provisions of TPAR's Bylaws, the effectiveness of certain statutory provisions being subject to certain suspensive conditions related to the listing of TSA at the Novo Mercado.

Once the Merger is implemented, TSA will adopt the same corporate and administrative structure as the Merged Company, fully reflecting TPAR's corporate governance, with the same management, governing bodies, internal regulations, policies, areas of operation, observing all the standards required by the segment of the Novo Mercado.

The consummation of the Merger will be, under the terms of Article 125 of the Civil Code, subject to the verification of the approval of the request for listing of TSA's shares on the Novo Mercado (“Condition Suspensive”). Once the Suspensive Condition is verified, a relevant fact will be disclosed informing the market and the Company's shareholders about the consummation of the Merger.

The shares issued by TPAR will continue to be traded on the Novo Mercado until the application for registration of listing of TSA's shares on the Novo Mercado is granted by B3 and the Merger is consummated. After the conclusion of such processes, on a date to be duly informed by the Companies, the shares issued by TPAR will be effectively replaced by common shares issued by TSA, and the shares issued by TSA will be traded under a new code, to be accredited with B3 and timely disclosed to its shareholders and the market.

Rio de Janeiro, July 29, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 29, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.